Exhibit 99.6

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Minera Andes Inc’s Annual Report on Form 40-F for the year ended December 31, 2008 of our audit report dated March 24, 2009, relating to the Consolidated Financial Statements for each of the years in the two year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008.

Furthermore, we also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-155807), Form S-8 (No. 333-34023), Form S-8 (No. 333-135634) and Form S-3 (No. 333-77663) of Minera Andes Inc., of our report dated March 24, 2009 relating to the consolidated financial statements of Minera Andes Inc., which appears in this Form 40-F.

(signed) BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

March 24, 2009